UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 7 )*

                             BAY COMMERCIAL SERVICES
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                    072201106
                                 (CUSIP Number)

Randall D. Greenfield, Bay Commercial Services, 1495 E. 14th Street,
San Leandro, CA 94572 - (510)357-2265
Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                     4/20/99
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 072201106                                           Page 2 of 5 Pages
----------------------------                               ---------------------

                                  SCHEDULE 13D


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1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Richard M. Kahler  (S.S. No. ###-##-####)

--------------------------------------------------------------------------------

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                      (a)[ ]
                                                                          (b)[ ]
--------------------------------------------------------------------------------

3  SEC USE ONLY
--------------------------------------------------------------------------------

4  SOURCE OF FUNDS*

   PF
--------------------------------------------------------------------------------

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)[ ]
--------------------------------------------------------------------------------

6  CITIZENSHIP OR PLACE OF ORGANIZATION

   U.S.A.
--------------------------------------------------------------------------------

   NUMBER OF           7    SOLE VOTING POWER

      SHARES                146,950
                      ----------------------------------------------------------

   BENEFICIALLY        8    SHARED VOTING POWER

     OWNED BY               1,079
                      ----------------------------------------------------------

       EACH            9    SOLE DISPOSITIVE POWER

    REPORTING               146,950
                      ----------------------------------------------------------

      PERSON           10   SHARED DISPOSITIVE POWER

      WITH                  1,079
                      ----------------------------------------------------------


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    148,029
--------------------------------------------------------------------------------

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]
--------------------------------------------------------------------------------

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    11.20%
--------------------------------------------------------------------------------

14  TYPE OF REPORTING PERSON*

    IN
--------------------------------------------------------------------------------

Item 1.  SECURITY AND ISSUER

         This statement relates to the common stock, no par value (the "Common Stock"), of Bay Commercial Services, 1495 East 14th Street, San Leandro, California 94577.

Item 2.  IDENTITY AND BACKGROUND

         (a)  NAME:

              Richard M. Kahler

         (b)  BUSINESS ADDRESS:

              1495 East 14th Street
              San Leandro, CA  94577

         c)   PRESENT PRINCIPAL OCCUPATION AND
              NAME AND ADDRESS OF CORPORATION:

              Mr. Kahler is the President, Chief Executive Officer and a director of Bay Commercial Services, a California corporation and bank holding company. Mr. Kahler is the President, Chief Executive Officer and a director of Bay Bank of Commerce, a California banking corporation and wholly-owned subsidiary of Bay Commercial Services.

         d)   CRIMINAL CONVICTIONS:

              Mr. Kahler has not, during the last five years, been convicted in a criminal proceeding.

         (e)  CIVIL PROCEEDINGS REGARDING FEDERAL OR STATE SECURITIES LAWS:

              Mr. Kahler has not, during the last five years, been a party to a
              civil  proceeding  of  a  judicial  or  administrative   body  of
              competent jurisdiction.

         (f)  CITIZENSHIP:

              Mr. Kahler is a citizen of the United States of America.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

         Of the 148,029 shares of Company Common Stock held by Mr. Kahler, as of May 26, 1999, (a) 26,343 were shares allocated as of December 31, 1998, to Mr. Kahler's account pursuant to the Company's Employee Stock Ownership Plan ("ESOP"), (b) 2,292 shares are held in Individual Retirement Accounts belonging to Mr. Kahler and 1,079 shares are held in an Individual Retirement account belong to Mr. Kahler's wife. The ESOP is administered by an Administrative Committee composed of three individuals, one of whom is Mr. Kahler. Except for shares allocated to his account in the ESOP and purchases by Mr. Kahler's wife for her Individual Retirement Account, all shares owned by Mr. Kahler were purchased by him using personal funds.


Item 4.   PURPOSE OF TRANSACTION

         See Item 3 herein for a description of Mr. Kahler's beneficial ownership of Common Stock.

         The Company has entered into that certain Agreement and Plan of Reorganization by and among Greater Bay Bancorp and the Company dated April 30, 1999 (the "Agreement"). Except as set forth in the Agreement, in his individual capacity Mr. Kahler has no plans or proposals which relate to or would result in:
                                                               Page 3 of 5 pages

 (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

         (b)  An  extraordinary   corporate  transaction,   such  as  a  merger,
reorganization or liquidation, involving the Company or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

         (d) Any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the Board;

         (e) Any material change in the present capitalization or dividend policy of the Company;

         (f) Any other material change in the Company's business or corporate structure;

         (g)  Changes  in  the  Company's   articles,   bylaws  or   instruments
corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

         (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j) Any action similar to any of those enumerated above.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a)  The   aggregate   number  and   percentage  of  the  Common  Stock
beneficially owned by Mr. Kahler is as follows:

         Number of Shares                   Percentage of Outstanding
         Beneficially Owned                 Shares Beneficially Owned
         148,029(1)                         11.20%
----------------------------
(1)      Includes  2,292  shares  held  in  an  Individual   Retirement  Account
         belonging to Mr. Kahler, 1,079 shares held in an Individual Retirement Account belonging to Mr. Kahler's wife, and 26,343 shares allocated as of December 31, 1998 to Mr. Kahler's ESOP account.

         (b) Number of shares as to which Mr. Kahler has:

              (i)  sole power to vote or to direct the vote:
                   146,950 shares

              (ii) shared power to vote or to direct the vote: 1,079 shares(2)

             (iii) sole power to dispose or to direct the disposition:
                   146,950 shares

              (iv) shared  power to  dispose  or to direct  the  disposition:
                   1,079  shares(2)
----------------------------
(2) Includes 1,079 shares held in an Individual Retirement Account belonging to Mr. Kahler's wife.

         (c) Mr. Kahler effected the following transactions in Common Stock: On March 26, 1999, Mr. Kahler gave 1,300 shares to his children for no consideration. On April 20, 1999, Mr. Kahler exercised an option to purchase 94,500 share of Common Stock at a purchase price of $5.375.

                                                               Page 4 of 5 pages

         (d) Mr. Kahler is a member of the Administrative Committee which administers the Company's ESOP. Pursuant to the ESOP, any cash dividends received by the Employee Stock Ownership Trust on shares of Company Common Stock allocated to the participants in the ESOP will be allocated to the participants" respective accounts. Such dividends may be paid currently (or within the two year-period after being received by the Trustee) in cash to such participants (who are still employees of the Company), as determined by the Administrative Committee. Any stock dividends received on allocated Company stock shall be credited to participants' accounts.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Not applicable.

Item 7.  Material to Be Filed as Exhibits

         Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 8, 1999
                                    --------------------------
                                    Richard M. Kahler





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